SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             (AMENDMENT NO. _____)*

                                  QUIXIT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    749052106
                                    ---------
                                 (CUSIP Number)

                             James M. McKnight, Esq.
                             -----------------------
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five
copies  of  the  schedule, including all exhibits.  See   240.13d-7(b) for other
parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  749052106                 13D
====================

1.    NAME  OF  REPORTING  PERSONS


      TOP Group Corporation

      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS
--------------------------------------------------------------------------------


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [X ]
                                                                  (b)  [  ]
--------------------------------------------------------------------------------

3.    SEC  USE  ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS*
      WC

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

      New York
--------------------------------------------------------------------------------


NUMBER OF        7.  SOLE VOTING POWER         4,400,000

SHARES           8.  SHARED  VOTING  POWER

BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER  4,400,000

OWNED BY EACH   10.  SHARED DISPOSITIVE POWER

 REPORTING
PERSON  WITH
--------------------------------------------------------------------------------

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      4,400,000
--------------------------------------------------------------------------------

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES                                         [  ]

--------------------------------------------------------------------------------

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      88%
--------------------------------------------------------------------------------

12.   TYPE  OF  REPORTING  PERSON

      CO
--------------------------------------------------------------------------------

                                Page 2 of 8 pages

CUSIP NO.  749052106                 13D
====================

1.    NAME  OF  REPORTING  PERSONS


      Song Ruhua

      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS
--------------------------------------------------------------------------------


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*  (a)  [X ]
                                                                  (b)  [  ]
--------------------------------------------------------------------------------

3.    SEC  USE  ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS*
      WC of TOP Group Corporation

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [  ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

      People's Republic of China
--------------------------------------------------------------------------------


NUMBER OF        7.  SOLE VOTING POWER
                     4,400,000 (as controlling shareholder of TOP
                     Group Corporation)

SHARES           8.  SHARED  VOTING  POWER

BENEFICIALLY     9.  SOLE  DISPOSITIVE  POWER
                     4,400,000 (as controlling shareholder of TOP
                     Group Corporation)


OWNED BY EACH   10.  SHARED DISPOSITIVE POWER

 REPORTING
PERSON  WITH
--------------------------------------------------------------------------------

11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

      4,400,000
--------------------------------------------------------------------------------

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES                                         [  ]

--------------------------------------------------------------------------------

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

      88%
--------------------------------------------------------------------------------

12.   TYPE  OF  REPORTING  PERSON

      IN
--------------------------------------------------------------------------------

                                Page 3 of 8 pages

Item 1.     Security and Issuer
            -------------------

     This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Quixit, Inc., a Colorado corporation, the principal executive offices of which are located at 17 Barstow Road, Suite 301, Great Neck, New York 11021.

Item 2.     Identity and Background
            -----------------------

     This statement is being filed jointly by TOP Group Corporation and Song Ruhua (collectively, the "Reporting Persons"). TOP Group Corporation is a New York corporation and development stage technology company. Mr. Song does not directly own any capital stock of the issuer. Rather, he owns 95% of TOP Group Corporation, which in turn owns 88% of the capital stock of the issuer. Mr. Song is also a director and Chairman of the Board of TOP Group Corporation.

The name and citizenship of each of the Reporting Persons are set forth below.

     TOP Group Corporation     New York Corporation

     Song Ruhua                Citizenship - People's Republic of China

     The address of the principal business office of TOP Group Corporation and each of the individuals set forth above is 17 Barstow Road, Suite 301, Great Neck, New York 11021.

     During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

     The shares of Common Stock owned by the Reporting Persons were purchased for an aggregate amount of $200,000.00 with working capital of TOP Group Corporation.

Item 4.     Purpose of Transaction
            ----------------------

     All of the shares of Common Stock reported herein were acquired to effectuate a change in the directors, officers, charter and bylaws of the corporation.

     Accordingly, except as described above, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

                                Page 4 of 8 pages

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

(a) As of the date hereof, TOP Group Corporation and Song Ruhua are deemed to beneficially own an aggregate of 4,400,000 shares of Common Stock, representing approximately 88% of the number of shares of Common Stock stated to be outstanding by the Issuer in the Form 10-KSB. Mr. Song does not directly own any capital stock of the issuer. Rather, he owns 95% of TOP Group Corporation, which in turn owns 88% of the capital stock of the issuer.

(b)  Not applicable.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
            --------------------------------

(1) Joint Filing Agreement, dated January 16, 2003, by and among the Reporting Persons.


                                Page 5 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 21, 2003


TOP GROUP CORPORATION

/s/  Yang  Hengming
----------------------------------
By:
Name:  Yang  Hengming
Title:  President


/s/ Song Ruhua
---------------------------------
Song Ruhua





                                Page 6 of 8 pages

EXHIBIT INDEX


                                   EXHIBIT 1.

                             JOINT FILING AGREEMENT

                                   DATED AS OF

                                JANUARY 21, 2003

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a Schedule 13D with respect to the common stock of Quixit, Inc. held by them, and further agree that this joint filing agreement be included in this filing.






                  (REMAINDER OF PAGE INTENTIONALLY LEFT BLANK)





                                Page 7 of 8 pages

     IN WITNESS WHEREOF, the undersigned have executed this Filing Agreement on this 21st day of January 2003.


                                   TOP  Group  Corporation

                                   /s/  Yang  Hengming
                                   ______________________________
                                   By:  Yang  Hengming,  its  President


                                   /s/  Song  Ruhua
                                   ______________________________
                                   By:  Song  Ruhua






                                Page 8 of 8 pages